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                            May 30, 2023

       Gary S. Jacob, Ph.D.
       Chief Executive Officer
       OKYO Pharma Limited
       Martello Court
       Admiral Park
       St. Peter Port
       Guernsey GY1 3HB

                                                        Re: OKYO Pharma Limited
                                                            Registration
Statement on Form F-1
                                                            Filed May 17, 2023
                                                            File No. 333-272005

       Dear Gary S. Jacob:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed May 17, 2023

       Cover Page

   1. We note your cover page states your ADSs are listed on The Nasdaq Capital market under
                                                        the symbol    OKYO
but it appears the company   s ordinary shares are now listed under
                                                        the symbol    OKYO.
We also note it appears to state in your description of the Registered
                                                        Shares on page 7, that
the ordinary shares are listed under the Nasdaq Capital Market
                                                        symbol    OKYO.
Please reconcile or otherwise advise.
   2. We note the news announcement in your 6-K filed May 22, 2023, that holders of ordinary shares will receive
CDIs that may be exchanged for new ordinary shares. To the extent
 Gary S. Jacob, Ph.D.
OKYO Pharma Limited
May 30, 2023
Page 2
      that the ordinary shares being registered are the ordinary shares that may be exchanged for
      CDIs, revise to clearly disclose this. Provide us your analysis of whether the exchange of the CDIs for new ordinary shares is an offering of securities and whether an exemption applies. If applicable, please update your Item 7 of Part II of Form F-1 information as appropriate.
Risk Factors
Risks Related to the Ownership of Our Securities, page 31

3. We note your news announcement contained in your 6-K filed May 22, 2023, states holders of ADSs received an equal number of ordinary shares. We also note throughout your Prospectus you reference ADS holders. For example only, we note you discuss risks related to holders of your ADSs starting on page 31. Please revise throughout to reflect the
      ADS holders are now ordinary share holders and clearly disclose how many ordinary shares ADSs holders received for each ADS.
General

4. We note your Form 8-A filed May 10, 2022 states your ordinary shares are "not for trading, but only in connection with the listing of the American Depositary Shares on The
      NASDAQ Stock Market LLC." Please amend your 8-A accordingly or otherwise advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at
202-551-
3635 with any questions.



                                                            Sincerely,
FirstName LastNameGary S. Jacob, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameOKYO Pharma Limited
                                                            Office of Life
Sciences
May 30, 2023 Page 2
cc:       Jeffrey Fessler, Esq.
FirstName LastName